SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                      ----------------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            CABOT INDUSTRIAL TRUST
                      (Name of Subject Company (Issuer))

                      CALWEST INDUSTRIAL PROPERTIES, LLC
                           ROOSTER ACQUISITION CORP.
                       (Name of Filing Person (Offeror))
                    ---------------------------------------

                     COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.01 PER SHARE
          (Including the Associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                                   127072106
                     (CUSIP Number of Class of Securities)
                        ------------------------------

                            Charles B. Leitner, III
                                   Principal
                             RREEF America L.L.C.
                                320 Park Avenue
                         New York, New York 10022-6815
                           Telephone: (212) 688-3900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
                  Communications on Behalf of Filing Person)

                        ------------------------------




                                  COPIES TO:


Richard V. Smith, Esq.     Elaine F. Stein, Esq.             Edward J.
 Orrick, Herrington &      Orrick, Herrington &            Schneidman, Esq.
     Sutcliffe LLP            Sutcliffe LLP            Michael L. Hermsen, Esq.
  Old Federal Reserve Bank   666 Fifth Avenue          Mayer, Brown & Platt
   Bank Building           New York, New York 10103    190 South Lasalle Street
  400 Sansome Street       Telephone: (212) 506-5000   Chicago, Illinois 60603
    San Francisco,                                     Telephone: (312)782-0600
   California 94111
   Telephone: (415)
       392-1122

                          Calculation of Filing

 Transaction Valuation*           Fee              Amount of Filing Fee
    $1,185,871,032                                      $237,175

                                                (footnote on following page)

(footnote from previous page)

___________________
* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes (i) the exercise of each outstanding option (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share, and common units of limited partnership interest of Cabot Industrial Properties, L.P., (ii) the conversion of all outstanding common limited partnership interests of Cabot Industrial Properties, L.P. into common shares of Cabot Industrial Trust and (iii) the purchase of all Cabot Industrial Trust's outstanding common shares of beneficial interest (including the associated preferred share purchase rights) at a price per share of $24 in cash. As of November 2, 2001, there were issued and outstanding (i) 41,251,871 common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share,
  (ii) 2,426,255 common limited partnership units of Cabot Industrial Properties, L.P., excluding those units held by Cabot Industrial Trust, and
  (iii) 5,733,167 options (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust and common units of limited partnership interests of Cabot Industrial Properties, L.P. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.


/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $237,175

Form or Registration No.: Schedule TO (File No. 005-53713)

Filing  Party:  CalWest  Industrial  Properties,  LLC and  Rooster
                Acquisition Corp.

Date Filed: November 5, 2001


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/ X / third-party tender offer subject to Rule 14d-1.
/  /  issuer tender offer subject to Rule 13e-4.
/  /  going-private transaction subject to Rule 13e-3.
/  /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT


This Amendment No. 1 to the Tender Offer Statement on Schedule TO ("Schedule TO") is filed by CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), and Rooster Acquisition Corp., a Maryland corporation and wholly owned subsidiary of CalWest. This Schedule TO relates to the third-party tender offer by Rooster Acquisition Corp. to purchase all the issued and outstanding common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Cabot Industrial Trust ("Cabot"), a Maryland real estate investment trust (including the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 11, 1998, as amended and restated as of September 10, 1998, and as further amended on October 28, 2001 between Cabot and EquiServe Limited Partnership (as successor to BankBoston N.A.)), at a price of $24.00 per Common Share, net to the selling shareholder in cash, without interest, subject to reduction only for any federal backup withholding or stock transfer taxes payable by such selling shareholder, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Offer to Purchase.

ITEM 12.    EXHIBITS.

      Item 12 is hereby amended and supplemented to add the following exhibit:

             (a) (11) Text of RREEF's Web Page content posted on November 6,
2001.



     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               CALWEST INDUSTRIAL PROPERTIES, LLC,
                               a California limited liability company

                               By: RREEF America L.L.C., its Manager


                               By: /s/ CHARLES B. LEITNER, III
                                   ___________________________
                                    Charles B. Leitner, III
                                    Senior Vice President

Dated: November 6, 2001


     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       ROOSTER ACQUISITION CORP.


                                       By: /s/ CHARLES B. LEITNER, III
                                           ___________________________
                                           Charles B. Leitner, III
                                           President

Dated: November 6, 2001

                                 EXHIBIT INDEX


                                  DESCRIPTION

(a)(1)   Offer to Purchase dated November 5, 2001.*
(a)(2)   Form of Letter of Transmittal.*
(a)(3)   Form of Notice of Guaranteed Delivery.*
(a)(4)   Form of Letter to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other
         Nominees.*
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Text of joint press release issued by Cabot and CalWest dated October 29, 2001.*
(a)(7) Text of internal memo from RREEF America, L.L.C. to all it employees dated October 29, 2001.*
(a)(8)   Text of press release issued by CalPERS dated
         October 30, 2001.*
(a)(9)   Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.*
(a)(10)  Summary advertisement.*
(a)(11)  Text of RREEF's Web Page content posted on
         November 6, 2001.
(b)(1) Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and
         CalWest.*
(c)      Not applicable.
(d)(1)   Confidentiality Agreement, dated May 23,
         2001, between Cabot and RREEF.*
(d)(2) Letter Agreement, dated September 5, 2001 among Cabot, Cabot LP and RREEF.*
(d)(3) Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest,
         Rooster Acquisition Corp., Cabot and Cabot,
         LP. The filing persons agree to furnish
         supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.*
(d)(4)   Form of Shareholder, each dated as of October
         28, 2001, by and among CalWest, Rooster
         Acquisition Corp., Cabot, Cabot LP and
         certain common share holders. *
(d)(5) Form of Unitholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain holders of common unites of limited partnership interests in Cabot LP.*
(d)(6) Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates and Robert E.
         Patterson and certain of his affiliates. *
(d)(7)   Option Agreement, dated as of October 28,
         2001, by and among Cabot and CalWest.*
(e)      Not applicable.
(f)      Not applicable.
(g)      None.
(h)      None.


_____________________________
* Previously filed.

Exhibit 99. (a)(11)

                           "News" for RREEF Web Page

                     CalWest SEALS $2.1 BILLION INDUSTRIAL
                            REAL ESTATE ACQUISITION


RREEF is pleased to announce that CalWest Industrial Properties, LLC (CalWest), a joint venture between RREEF and California Public Employees' Retirement System (CalPERS) has entered into a definitive merger agreement to acquire all of the outstanding common shares of Cabot Industrial Trust for $24 per share. The total value of the all-cash transaction, including Cabot's debt and preferred securities, is approximately $2.1 billion.

CalWest has commenced an all-cash tender offer and expects to close the transaction in December 2001. The transaction will add 360 industrial properties to CalWest's real estate portfolio.

CalWest will assume ownership of more than 41 million square feet of warehouse, distribution and workspace in 19 major metropolitan areas across the nation. The properties span the U.S. map from Seattle to New York, including California cities such as Los Angeles, San Francisco, San Diego, and San Jose. The cities are expected to have the strongest long-term prospects, based on employment and distributions trends. RREEF will be responsible for property and portfolio management.